SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2005
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR NINE MONTHS
                                --------------------------------------------
                                ENDED SEPTEMBER 30, 2005
                                ------------------------

For Immediate Release
Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

--------------------------------------------------------------------------------



                          AMVESCAP PLC REPORTS RESULTS
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2005

London, October 27, 2005 - AMVESCAP reported that profit before tax for the nine months ended September 30, 2005 amounted to (pound)186.9 million ($330.8 million), compared to a loss of (pound)46.2 million ($83.6 million) for the same period in 2004. The 2004 results included a charge of (pound)229.2 million representing the U.S. regulatory settlement. Operating profit for the nine months ended September 30, 2005 amounted to (pound)205.1 million ($363.0 million), compared to (pound)199.3 million ($360.7 million) before the settlement charge for the first nine months of 2004. Revenues totaled (pound)884.2 million ($1,565.0 million) for the first nine months of 2005, compared to (pound)858.0 million ($1,553.0 million) in the 2004 period. Diluted earnings per share amounted to 14.8p for the 2005 period, compared to 14.4p before the settlement charge for the 2004 period. (NYSE: AVZ).

Commenting on his first months as AMVESCAP's new president and CEO, Martin L. Flanagan said, "My short time at AMVESCAP has confirmed that we have the range of products, global scale and most importantly, dedicated professional team necessary to succeed as one of the premier global asset managers. We are working to eliminate any barriers that may have limited our ability to leverage the full power of our organization, and I am confident that we will unlock AMVESCAP's tremendous potential for our clients and shareholders."

-------------------------------------------------------------------------------------------------------------------------------
                                                                        Results for Nine Months Ended September 30,
                                                                     2005         2004(a)           2005(c)        2004(a)(c)
                                                              ------------    -------------    --------------      ------------
Revenues                                                      (pound)884.2m   (pound)858.0m         $1,565.0m         $1,553.0m
Profit before tax                                             (pound)186.9m  (pound)(46.2)m           $330.8m          $(83.6)m
Profit before tax and U.S. regulatory settlement              (pound)186.9m   (pound)182.9m           $330.8m           $331.1m
Earnings per share:
   --basic                                                            15.0p          (7.4)p          $0.53(b)         $(0.27)(b)
   --diluted                                                          14.8p          (7.4)p          $0.52(b)         $(0.27)(b)
Earnings per share before U.S. regulatory settlement:
   --basic                                                            15.0p           14.5p          $0.53(b)           $0.52(b)
   --diluted                                                          14.8p           14.4p          $0.52(b)           $0.52(b)
--------------------------------------------------------------------------------------------------------------------------------

(a) 2004 results have been restated in accordance with International Financial Reporting Standards ("IFRS"). See Note 9 for a reconciliation of AMVESCAP's U.K. GAAP results to IFRS.
(b)  Per American Depositary Share equivalent to 2 ordinary shares.
(c) For the convenience of the reader, pounds sterling for the nine months ended September 30, 2005 have been translated to U.S. dollars using $1.77 per (pound)1.00 (2004: $1.81 per (pound)1.00). References to "$" in this release are to U.S. dollars unless otherwise indicated.

Effective January 1, 2005, AMVESCAP began recording its results of operations under International Financial Reporting Standards ("IFRS"). Prior to this date, AMVESCAP prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). The most significant changes affecting AMVESCAP's financial reporting due to the IFRS transition are:

o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21)
o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
o    The inclusion in the balance sheet of all employee benefit liabilities (IAS
     19)

The underlying business transactions and cashflows of AMVESCAP did not change upon transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders' funds under U.K. GAAP at January 1, 2004 (transition date) of (pound)118 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in pounds sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of (pound)151 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the nine months ended September 30, 2004 was (7.4)p under IFRS, compared with (21.4)p under U.K. GAAP. See Note 9 for further details.

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS.

As announced on October 4, 2005, AMVESCAP intends to change its presentation currency from pounds sterling to U.S. dollars in December and will begin reporting results in U.S. dollars with the issuance of the fourth quarter results and the 2005 Annual Report.

Profit before tax for the three months ended September 30, 2005 amounted to (pound)67.6 million ($119.7 million), compared to (pound)44.9 million ($81.3 million) before the settlement charge in the 2004 third quarter. Diluted earnings per share for the three months ended September 30, 2005 amounted to 5.3p (2004: 3.5p before the settlement charge). Revenues for the three months ended September 30, 2005 amounted to (pound)302.7 million ($535.8 million), compared to (pound)280.9 million ($508.4 million) from the prior year's third quarter.

Funds under management totaled $380.5 billion at September 30, 2005, compared to $382.1 billion at December 31, 2004. Institutional money market funds, included above, amounted to $41.2 billion at September 30, 2005, compared to $41.7 billion at December 31, 2004. Approximately 54% of the total funds under management were invested in equity securities, and 46% were invested in fixed income securities at September 30, 2005 (June 30, 2005: 53% equity and 47% fixed income). The equity securities were invested in the following disciplines at September 30, 2005: 33% in growth, 38% in core, and 29% in value styles (June 30, 2005: 33% in growth, 38% in core and 29% in value styles). At September 30, 2005, 46% of funds under management were managed in institutional products and 54% were managed in retail products (June 30, 2005: 48% in institutional products and 52% in retail products).

Average funds under management amounted to $376.1 billion for the nine months ended September 30, 2005, compared to $371.0 billion for the same period in 2004. Of these funds, average institutional money market fund levels totaled $41.1 billion for the nine months of 2005, compared to $45.7 billion for the same period of 2004. Average funds under management during the third quarter were $378.1 billion, compared to $372.7 billion for the preceding quarter and $364.0 billion for the third quarter of 2004.

Changes in funds under management during the nine months ended September 30, 2005 are as follows:

                                                  AIM                       INVESCO
                                       ----------------------- --------------------------------------
(billions)                   Total        U.S.       Canada        U.S.        U.K.     Europe/Asia        PWM
                          ------------ ---------    ----------  ----------- ----------- -------------- --------------
December 31, 2004              $382.1       $137.6       $34.6       $121.0       $49.6          $24.1          $15.2
Market gains                     15.5          3.5         1.4          2.5         5.4            2.5            0.2
Net new/(lost)
   business                    (12.5)       (11.2)         0.5        (6.0)         4.6          (0.7)            0.3
Change in money
   market funds                 (1.3)        (1.2)          --           --          --          (0.1)             --
Foreign currency                (3.3)           --         1.9        (0.3)       (3.2)          (1.7)             --
                          ------------ -----------  ----------  ----------- ----------- -------------- --------------
September 30, 2005             $380.5       $128.7       $38.4       $117.2       $56.4          $24.1          $15.7
                          ============ ===========  ==========  =========== =========== ============== ==============
September 30, 2005 +     (pound)215.0  (pound)72.7 (pound)21.7  (pound)66.2 (pound)31.9    (pound)13.6     (pound)8.9
                          ============ ===========  ==========  =========== =========== ============== ==============

Changes in funds under management during the third quarter of 2005 are as follows:

                                                  AIM                       INVESCO
                                       ----------------------- --------------------------------------
(billions)                   Total        U.S.       Canada        U.S.        U.K.     Europe/Asia        PWM
                          ------------ ----------    ----------  ----------- ----------- -------------- --------------
June 30, 2005                  $373.2      $128.6        $36.2       $116.8       $52.9          $23.4          $15.3
Market gains                     11.1         3.8          0.5          2.5         2.8            1.1            0.4
Net new/(lost)
   business                     (4.3)       (3.8)        (0.1)        (2.1)         1.8          (0.1)             --
Change in money
   market funds                   0.1         0.1           --           --          --             --             --
Foreign currency                  0.4          --          1.8           --       (1.1)          (0.3)             --
                          ------------ -----------  ----------  ----------- ----------- -------------- --------------
September 30, 2005             $380.5      $128.7        $38.4       $117.2       $56.4          $24.1          $15.7
                          ============ ===========  ==========  =========== =========== ============== ==============
September 30, 2005 +     (pound)215.0 (pound)72.7  (pound)21.7  (pound)66.2 (pound)31.9    (pound)13.6     (pound)8.9
                          ============ ===========  ==========  =========== =========== ============== ==============

+ Translated at $1.77 per (pound)1.00.

Earnings before interest, taxes, depreciation, amortization and certain non-cash and other items ("EBITDA") amounted to (pound)277.2 million ($490.6 million) for the nine months ended September 30, 2005, compared to (pound)260.8 million ($472.0 million) for the nine months ended September 30, 2004. Net debt at September 30, 2005, excluding client cash, totaled (pound)362.7 million, compared to (pound)590.9 million at the end of 2004.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional investment solutions for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Thursday, October 27, 2005, at 2:30 p.m. BST (9:30 a.m. EDT), by dialing one of the following numbers: 773-756-0108 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Thursday, November 3, 2005, at 10:00 p.m. BST (5:00 p.m. EDT) by calling 402-220-0354 or 1-800-739-2817 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
                                   (Unaudited)
                                 (in thousands)


                                                 Nine Months Ended Sept 30,
                                            ------------------------------------
                                                  2005                  2004
                                            ----------------      --------------
Revenues                                    (pound)884,160        (pound)858,009
Expenses:
  Operating                                      (679,039)             (658,731)
  U.S. regulatory settlement                           --              (229,167)
                                            ----------------      --------------
Operating profit/(loss)                           205,121               (29,889)
Other income                                       16,996                13,568
Interest expense                                  (35,212)              (29,898)
                                          ----------------      ----------------
Profit/(loss) before taxation                     186,905               (46,219)
Taxation                                          (67,491)              (13,326)
                                          ----------------      ----------------
Profit/(loss) after taxation                       119,414              (59,545)
Minority interests                                   (489)                  (51)
                                          ----------------      ----------------
Profit/(loss) for the period attributable
  to equity holders of the parent
                                            (pound)118,925       (pound)(59,596)
                                          ================      ================


Earnings per share:
   ---basic                                          15.0p                (7.4)p
   ---diluted                                        14.8p                (7.4)p
Earnings per share before U.S.
  regulatory settlement:
   ---basic                                          15.0p                 14.5p
   ---diluted                                        14.8p                 14.4p
                                          ----------------      ----------------
Average shares outstanding:
   ---basic                                        793,772               803,678
   ---diluted                                      803,463               808,779
                                          ----------------      ----------------

                                  AMVESCAP PLC
                          Consolidated Income Statement
                                   (Unaudited)
                                 (in thousands)


                                                 Three Months Ended Sept 30,
                                          --------------------------------------
                                                  2005                  2004
                                          ----------------      ----------------
Revenues                                    (pound)302,664        (pound)280,907
Expenses:
  Operating                                      (238,698)             (229,421)
  U.S. regulatory settlement                            --             (229,167)
                                          ----------------      ----------------
Operating profit/(loss)                             63,966             (177,681)
Other income                                        14,931                 3,251
Interest expense                                  (11,324)               (9,883)
                                          ----------------      ----------------
Profit/(loss) before taxation                       67,573             (184,313)
Taxation                                          (24,849)                35,797
                                          ----------------      ----------------
Profit/(loss) after taxation                        42,724             (148,516)
Minority interests                                   (209)                    73
                                          ----------------      ----------------
Profit/(loss) for the period attributable
  to equity holders of the parent
                                             (pound)42,515      (pound)(148,443)
                                          ================      ================


Earnings per share:
   ---basic                                           5.4p               (18.5)p
   ---diluted                                         5.3p               (18.5)p
Earnings per share before U.S.
  regulatory settlement:
   ---basic                                           5.4p                  3.5p
   ---diluted                                         5.3p                  3.5p
                                          ----------------      ----------------
Average shares outstanding:
   ---basic                                        794,052               804,260
   ---diluted                                      807,516               806,179
                                          ----------------      ----------------

                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                                   (Unaudited)
                                 (in thousands)


                                                                 Sept 30, 2005           Dec 31, 2004
                                                             --------------------    -------------------
Non-current assets
   Goodwill and intangible assets                              (pound)2,454,146        (pound)2,317,247
   Property and equipment                                               107,564                 118,272
   Deferred tax assets                                                   70,996                  78,217
   Investments                                                           98,369                  70,070
                                                             --------------------    -------------------
                                                                      2,731,075               2,583,806
Current assets
   Trade and other receivables                                          588,511                 502,500
   Investments                                                          669,027                 499,439
   Cash and cash equivalents                                            407,114                 284,977
                                                             --------------------    -------------------
                                                                      1,664,652               1,286,916

Total assets                                                          4,395,727               3,870,722
Current liabilities
   Current maturities of long-term debt                                      --                (41,411)
   Trade and other payables                                         (1,514,846)             (1,156,139)
                                                             --------------------    -------------------
                                                                    (1,514,846)             (1,197,550)

Net current assets                                                      149,806                  89,366
Non-current liabilities
   Long-term debt                                                     (653,948)               (683,215)
   Deferred tax liabilities                                            (18,937)                (19,099)
   Provisions for liabilities and charges                             (130,282)               (124,793)
                                                             --------------------    -------------------
Total liabilities                                                   (2,318,013)             (2,024,657)

Net assets                                                    (pound)2,077,714         (pound)1,846,065
                                                             ====================    ===================

Equity
   Share capital                                                (pound)203,011           (pound)202,664
   Share premium                                                       708,779                  700,888
   Shares held by employee trusts                                    (237,972)                (237,972)
   Exchangeable shares                                                 303,507                  308,996
   Retained earnings                                                   390,519                  291,241
   Other reserves                                                      708,075                  578,934
                                                             --------------------    -------------------
   Equity attributable to equity holders of the
     parent                                                          2,075,919                1,844,751
   Minority interests                                                    1,795                    1,314
                                                             --------------------    -------------------
Total equity                                                  (pound)2,077,714         (pound)1,846,065
                                                             ====================    ===================


                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                                   (Unaudited)
                                 (in thousands)


                                                                                   Nine Months Ended Sept 30,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
Operating profit                                                               (pound)205,121       (pound)(29,889)
Amortization and depreciation                                                          32,767                37,086
Interest paid, net of investment income                                              (36,238)              (25,660)
Taxation                                                                             (45,173)              (43,428)
Change in other assets and liabilities                                                 99,797               229,361
                                                                              ----------------     -----------------
Net cash inflow from operating activities                                             256,274               167,470
Investing activities:
Capital expenditures, net of sales                                                   (13,463)              (19,258)
(Purchase)/sale of fixed asset investments, net                                       (4,381)                   611
Dispositions and acquisitions                                                          30,871              (28,195)
Financing:
Dividends paid                                                                       (41,002)              (53,312)
Net repayment of debt                                                               (126,899)              (42,057)
Other financing                                                                         1,447              (25,077)
                                                                              ----------------     -----------------
Increase in cash and cash equivalents                                                 102,847                   182
Foreign exchange                                                                       19,290               (3,422)
Cash and cash equivalents, beginning of period                                        284,977               318,713
                                                                              ----------------     -----------------
Cash and cash equivalents, end of period                                       (pound)407,114        (pound)315,473
                                                                              ================     =================

                                  AMVESCAP PLC
                              Segmental Information
                                   (Unaudited)
                                 (in thousands)


                                                   Nine Months Ended September 30, 2005
                                                                                     Operating
                                          Revenues              Expenses               Profit
                                       ----------------    --------------------    --------------
 AIM
       U.S.                             (pound)306,350        (pound)(205,676)    (pound)100,674
       Canada                                  149,461                (65,471)            83,990
                                       ----------------    --------------------    --------------
                                               455,811               (271,147)           184,664
                                       ----------------    --------------------    --------------
 INVESCO
       U.S.                                    160,157               (116,791)            43,366
       U.K.                                    166,913               (136,166)            30,747
       Europe/Asia                              49,803                (57,528)           (7,725)
                                       ----------------    --------------------    --------------
                                               376,873               (310,485)            66,388
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       51,476                (58,011)           (6,535)
                                       ----------------    --------------------    --------------

Corporate                                           --                (39,396)          (39,396)
                                       ----------------    --------------------    --------------
                                        (pound)884,160        (pound)(679,039)    (pound)205,121
                                       ================    ====================    ==============

                                                   Nine Months Ended September 30, 2004
                                                                                     Operating
                                          Revenues              Expenses               Profit*
                                       ----------------    --------------------    --------------
 AIM
       U.S.*                            (pound)334,616        (pound)(220,474)    (pound)114,142
       Canada                                  127,077                (58,235)            68,842
                                       ----------------    --------------------    --------------
                                               461,693               (278,709)           182,984
                                       ----------------    --------------------    --------------
 INVESCO
       U.S.                                    137,630               (102,292)            35,338
       U.K.                                    137,936               (132,056)             5,880
       Europe/Asia                              57,426                (53,083)             4,343
                                       ----------------    --------------------    --------------
                                               332,992               (287,431)            45,561
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       63,324                (67,510)           (4,186)
                                       ----------------    --------------------    --------------

Corporate                                           --                (25,081)          (25,081)
                                       ----------------    --------------------    --------------
                                        (pound)858,009        (pound)(658,731)    (pound)199,278
                                       ================    ====================    ==============

* before U.S. regulatory settlement

                                      Notes


1.   Accounting policies
     The accounting policies used in the preparation of this earnings release follow International Financial Reporting Standards ("IFRS") in effect as of the date of this release. The comparative period has been restated to apply these IFRS on a consistent basis (see Note 9). The most significant changes due to the IFRS transition are:

     o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS
          21)
     o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
     o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
     o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

     AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS; however the policies applied to the information in this release are consistent with those that are expected to be applied in the 2005 Annual Report. Please refer to www.amvescap.com for a more detailed discussion of these policies.

2.   Adoption of accounting standards
     AMVESCAP has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Shareholders' equity increased by (pound)15.2 million as a result of these changes, primarily arising from the recognition of net unrealized gains on investments classified as available for sale.

3.   Taxation
     The taxation charge is primarily due to overseas taxation. A significant proportion of the tax charge is expected to arise from U.S. operations. The estimated effective tax rate is 36.1% in 2005 (2004: 36.1% before the U.S. regulatory settlement charge).

4.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                                                              2005
                                                 ---------------------------------------------------------------

                                                  Profit for the period      Number of shares
                                                                                                      Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                   118,925               793,772             15.0p
                                                                                                ================
     Dilutive effect of share-based awards                                              9,691
                                                 -----------------------  --------------------
     Diluted earnings per share                                 118,925               803,463             14.8p
                                                 =======================  ====================  ================


                                                                              2004
                                                 ---------------------------------------------------------------

                                                           Loss for the      Number of shares
                                                                 period                               Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic and diluted earnings per share                      (59,596)               803,678            (7.4)p
                                                 =======================  ====================  ================


5.   Sale of AMVESCAP Retirement
     On July 15, 2005, AMVESCAP completed the disposal of the AMVESCAP Retirement business. The results of this business are included through the closing date of the transaction. A gain of (pound)18.7 million has been recorded within other income. Revenues of (pound)18.0 million were derived by the AMVESCAP Retirement business in 2005 through the date of disposal. The disposal is analyzed as follows:

      (pound)'000
      --------------------------------------------------------------------------
      Total net assets                                                    13,451
      Gain on disposal                                                    18,705
                                                                         -------
      Cash consideration                                                  32,156
      --------------------------------------------------------------------------

6.   U.S. regulatory settlement
     The consolidated income statement for 2004 includes a charge of (pound)229.2 million relating to the mutual fund market timing investigations by regulators in the United States. The charge comprised settlement payments and civil penalties of (pound)208.9 million, along with related costs of (pound)20.3 million, primarily additional legal costs associated with the investigations. Previously, when reporting under U.K. GAAP, the settlement charge was included in exceptional items totaling (pound)249.7 million. The exceptional items, as reported in 2004, also included (pound)20.5 million primarily relating to estimates of lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. These amounts have been reclassified as operating expenses.

7.   Dividends
     A final dividend in respect of the 2004 year of 5.0p per share or (pound)41,002,000 ((pound)39,595,000 for ordinary shares and (pound)1,407,000 for exchangeable shares) was approved at the Annual General Meeting of Shareholders on April 28, 2005. This dividend was accrued on that date, and a payment was made on May 4, 2005, to shareholders on the register on April 1, 2005.

     An interim 2005 dividend of 4.0p per share (2004: 2.5p) or (pound)32,818,000 ((pound)31,712,000 for ordinary shares and (pound)1,106,000 for exchangeable shares) was declared by the Board of Directors on August 2, 2005, and was paid on October 12, 2005 to shareholders on the register on September 9, 2005.

8.   Credit facility
     On March 31, 2005, AMVESCAP entered into a new five-year credit agreement ("credit facility") with a group of lenders, providing a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, the aggregate commitments under the credit facility may be increased to $1.2 billion. The credit facility requires specified financial ratios to be maintained, including a maximum debt-to-EBITDA ratio of 3.25:1 and a minimum interest coverage ratio of 4.0:1.


9.   Reconciliations from U.K. GAAP to IFRS
     Prior to January 1, 2005, AMVESCAP reported its results of operations under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Beginning January 1, 2005, AMVESCAP transitioned from U.K. GAAP to International Financial Reporting Standards ("IFRS"). The tables below reconcile total shareholders' funds at December 31, 2003, and December 31, 2004 under U.K. GAAP to total equity under IFRS, and loss after taxation for the nine months ended September 30, 2004 and the year ended December 31, 2004 from U.K. GAAP to IFRS. Amounts are presented in millions.

     Reconciliation of U.K. GAAP total shareholders' funds to IFRS total equity

                                                 Dec 31, 2003       Dec 31, 2004
                                                -------------       ------------
    U.K. GAAP total shareholders' funds          (pound)2,065       (pound)1,864
    IFRS Transition Adjustments:
    Goodwill and intangibles                            (130)               (16)
    Shared based payment                                  (7)                (7)
    Defined benefit obligation, net                      (31)               (30)
    Dividends                                              53                 41
    Other                                                 (3)                (6)
                                                -------------       ------------
    IFRS total equity                            (pound)1,947       (pound)1,846
                                                =============       ============

     Reconciliation of U.K. GAAP loss after taxation to IFRS loss after taxation

                                         Nine months ended           Year ended
                                           Sept 30, 2004            Dec 31, 2004
                                        ------------------- --------------------
    U.K. GAAP loss after taxation              (pound)(172)         (pound)(173)
    IFRS Transition Adjustments:
    Goodwill and intangibles                            111                  153
    Defined benefit obligation, net                       1                   --
    Sale of business                                      3                    3
    Other                                               (3)                  (5)
                                                -------------       ------------
    IFRS loss after taxation                    (pound)(60)          (pound)(22)
                                                =============       ============

     IFRS Transition Adjustments:
     Goodwill and intangibles. AMVESCAP has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the AMVESCAP balance sheet at January 1, 2004 and the reversal of any amortization charged in 2004. AMVESCAP has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances, which were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets have been redenominated into their underlying currencies and will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

     Share-based payment. AMVESCAP will recognize a charge in the Income Statement for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

     Defined benefit obligation, net. AMVESCAP will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Income Statement, in accordance with the permitted methods of recognition under IAS 19.

     Sale of business. During 2004, AMVESCAP disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1 goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the Income Statement upon disposal of the business. This had the effect of increasing the gain reported under U.K. GAAP.

     Dividends. AMVESCAP will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

     Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

10.  Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2004 Annual Report has been filed with the Register of Companies on which the auditors issued a report, which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  27 October, 2005                   By   /s/  Michael Perman
      ----------------                        --------------------------
                                                (Signature)

                                            Michael Perman
                                            Company Secretary